Exhibit 99.1

NICE Optimizes Algar Tech's Back Office Services with Real-Time Insights

Increased visibility and workforce optimization improves agent productivity by 31% and cost-
effectiveness by 20%

Hoboken, N.J., May 5, 2017 – NICE (Nasdaq:NICE) today announced that Algar Tech, a Brazil-based business process outsourcer, has expanded its long-term partnership with NICE to bring the deep performance visibility of NICE Real Time Activity Monitoring (RTAM) and the optimization of NICE Workforce Management (WFM) into its back office operations. As a result, the company has seen rapid and dramatic improvements in employee productivity and process efficiency, significantly increasing cost-effectiveness across its operations.

Algar Tech, with nearly 20 years of market experience and 300 clients, employs 8,500 agents in its Brazilian contact centers and 2,350 back office personnel in 73 offices. Having benefited from the control and insight of NICE WFM in its contact center front office operations for more than a decade, the company turned to NICE for performance optimization in the back office when it needed to raise productivity to keep up with growing client demand. NICE and its Brazilian partner Wittel expanded the WFM solution and implemented NICE RTAM, leveraging experience and methodologies already in place in Algar Tech's front office operations for a rapid back office transformation.

Combining the desktop monitoring capabilities of NICE RTAM with WFM in the back office, as well as multi-channel service in five languages, NICE provides detailed, consistent and real-time information on employee activities in a single dashboard. Algar Tech managers are able to identify specifically which employee desktops are active, idle or locked, and for how long, for more accurate performance analytics. This granular activity monitoring generated adherence reports and actionable information to improve planning, assessments, managing and coaching, increasing engagement among the entire back office services team.

Algar Tech quickly saw measurable results in workforce efficiency. Back office team employees now spend more time in active use of productive applications and complete more tasks per day, which has increased productivity by up to 31 percent. By providing higher levels of back office service with fewer agents, the company is able to transfer designated employees to other services it provides that might be currently undermanned. These improvements in personnel allocation have increased cost-effectiveness in the Algar Tech workforce by 20 percent.

Fernando Polati da Silveira, Algar Tech Director of Customer Management:
"With the NICE WFM and RTAM integration, we improved visibility, resource allocation, engagement and productivity in our back office services. The performance metrics the solution made available guided improvements in planning, managing and coaching among our back office teams."

Luiz Camargo, General Manager, NICE Brazil and the Southern Cone:
"The project developed for Algar Tech is a good example of how back office optimization is increasingly becoming a priority for many companies, requiring much more accurate performance visibility. We were able to rapidly provide Algar Tech that back office transformation, in part by extending NICE's technology and processes from their front office operations. Algar Tech saw impressive improvements in productivity, with initial results in just a few weeks, demonstrating how the NICE solutions are helping leading business process outsourcers reinvent customer service."

About Algar Tech
Algar Tech has nearly two decades of market experience offering ICT services management and customer management solutions in Latin America. The company´s portfolio of integrated solutions includes Digital Solutions, Analytical Solutions, Customer Experience, Service Desk, Sales, Retention, Back Office, Data Center and Cloud Computing, End User Support and Support to Environments. With an international presence and 300 clients, Algar Tech employs 8,500 agents in its Brazilian contact centers and 2,350 back office personnel in 73 offices in the main cities of Brazil and units in Colombia, Argentina, Chile and Mexico, making a total operational presence in 16 Latin American countries. The contact centers in Uberlândia, São Paulo, Uberaba, Ituiutaba and Campinas provide 24/7 service and have an annual volume of 120 million contacts.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972-9-775-3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Camargo, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.